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SEC FILE NUMBER
8 - 69944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2023 (MM/DD/YY) AND ENDING 6/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: A5 Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

375 West End Avenue, Unit 10D
(No. and Street)

New York	NY	10024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gary Cutson	212-765-0043	gcutson@a5securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Bauer & Company, LLC
(Name – if individual, state last, first, and middle name)

PO Box 27887	Austin	TX	78755
(Address)	(City)	(State)	(Zip Code)

11/20/2014	6072
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Gary Cutson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of A5 Securities LLC, as of June 30, 2 024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMES F SPENCER
My Commission Expires
NOTARY PUBLIC
August 21, 2027
GWINNETT COUNTY, GEORGIA

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A5 SECURITIES LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEC RULE 17a-5
FOR THE YEAR-ENDED
JUNE 30, 2024

A5 SECURITIES LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
 of A5 Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of A5 Securities LLC as of June 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of A5 Securities LLC as of June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of A5 Securities LLC's management. Our responsibility is to express an opinion on A5 Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to A5 Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as A5 Securities LLC's auditor since 2018.

Austin, Texas
July 30, 2024

A5 SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2024

ASSETS

Cash	$	339,408
Prepaid expenses		9,274
Total assets		348,682

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	1,985
Total liabilities		1,985

MEMBERS' EQUITY 346,697

Total liabilities and members' equity	$	348,682

The accompanying notes are an integral part of these financial statements.

---

(1)   Description of business

A5 Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized in the state of New York, on February 24, 2017, and became a broker-dealer registered with Securities and Exchange Commission, on September 18, 2017. As a limited liability company, the members' liability is limited to their equity contributions.

The Company operates as a private placement marketer of securities, primarily preferred shares of real estate investment trusts. The Company's office is located in New York. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

(2)   Summary of significant accounting policies

Basis of preparation - These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue from contracts with customers – The Company recognizes revenue in accordance with ASC 606 Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer.

Revenue from contracts with customers includes commission from private placement, primarily in the real estate investment trust industry. Revenue from private placement is recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction). All related expenses arising from these transactions are also recorded in the period in which the revenue is earned. Fees received prior to revenue recognition are reflected as contract liabilities.

The recognition and measurement of revenue is based on the assessment of individual contract terms. In some cases, significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract.

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of less than three months, and not held for sale in the ordinary course of business, to be cash and cash equivalents.

(3)   Summary of significant accounting policies (continued)

Accounts receivable – Accounts receivable represents commissions due for services provided to its customers. The Company does not require collateral for accounts receivable arising from the normal course of business. Management routinely assesses the financial strength of its customers and, as a consequence believes accounts receivable are stated at the net realizable value and credit risk exposure is limited. If amounts become uncollectible, they are charged to operations when that determination is made. The Company provides an allowance for uncollectible accounts based on prior experience and management's assessment of the collectability of existing specific accounts. The allowance for doubtful accounts on accounts receivable was $0 on June 30, 2024.

Income taxes - The Company is organized as a limited liability company and is treated as a partnership for federal income tax purposes. The members of the Company are responsible for federal income taxes on the Company's taxable income. Accordingly, no provision or liability for federal income taxes has been included in the accompanying financial statements. The Company's policy is to make cash distributions for the payment of taxes by its members. The Company is subject to certain state and local income taxes based upon relevant law and tax elections made by the Company (there are no material temporary differences).

The Company accounts for uncertain tax positions in accordance with FASB ASC 740, *Income Taxes*. FASB ASC 740 provides guidance for how uncertain tax provisions should be recognized, measured, presented and disclosed in the financial statements. FASB ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Management has evaluated any tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by the applicable tax authority. The Company has no uncertain tax position as of June 30, 2024.

Recent Accounting Pronouncements – Accounting standards that have been issued or proposed by the Financial Accounting Standards Board or other standard setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(4)   Related party transactions

The Company pays a member rent for the use of its office under a month-to-month arrangement. Rent expensed for the year ended June 30, 2024 is $12,000, which is recorded in the accompanying statement of operations.

In June, 2017, the Company entered into an expense sharing agreement with a member. The member agreed to pay all overhead and operational expenses for continued membership with FINRA, and continuing overhead and operational expenses as a broker dealer.

(5)   **Net capital requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).   In addition, the Company does not hold or receive customer funds or securities. As a result, the Company operates pursuant to a minimum net capital requirement of $5,000.

On June 30, 2024, the Company had net capital of $337,423 which was $332,423 in excess of its required net capital of $5,000.   The ratio of aggregated indebtedness to net capital at June 30, 2024 was 0.0059 to 1.

(6)   **Commitments and contingencies**

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement.   As of June 30, 2024, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company.

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business.   Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

(7)   **Concentration risks**

The Company maintains its cash and cash equivalents in a bank account which at times may exceed federally insured limits.   The Company does not believe it is exposed to any significant credit risk in such account.

The Company is engaged in contract agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case-by-case basis.

The Company had two customers that represented approximately 37% of the Company's revenues for the year ended June 30, 2024.

(8)   Retirement Plan

In June, 2018, the Company adopted a 401k retirement plan (the "401k Plan"). All employees not excluded by class are eligible to enter on the January 1 or July 1 coincident with or following the completion of one year of service and reaching the age of 21. All persons employed on January 1, 2018 and not excluded by class are eligible to participate. Participants are fully vested upon completing three years of service, excluding years with less than 1,000 hours.

For the year ended June 30, 2024, the Company incurred $44,749 of expense for its contributions to the 401k Plan. The Company's payable to the 401k Plan was $0 at June 30, 2024.

(9)   Subsequent events

The Company has evaluated subsequent events through July 30, 2024, the date which the financial statements were available to be issued, and has determined that, there are no additional subsequent event matters that require recognition or disclosure in the financial statements.

In July 2024, the Company distributed $17,632 to a member.